UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                             FORM 12b-25 (AMENDED)

                          NOTIFICATION OF LATE FILING

                      Commission File Number: 000-24129


        (Check One):   [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
                       [X] Form 10-Q  [ ] Form N-SAR [ ] Form N-CSR

   For Period Ended:  September 30, 2003

   [ ] Transition Report on Form 10-K and Form 10-KSB
   [ ] Transition Report on Form 11-K
   [ ] Transition Report on Form 20-F
   [ ] Transition Report on Form N-SAR
   [ ] Transition Report on Form 10-Q and Form 10-QSB
   For the Transition Period Ended:  ___________________________

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                                                   ---

        The purpose of this amendment is to modify the narrative in Part
   III and to provide the explanation set forth at Part IV, Item (3), below.


                       PART I.  REGISTRANT INFORMATION
                       -------------------------------

   Full name of registrant:  CIB Marine Bancshares, Inc.

   Former name if applicable:  Central Illinois Bancorp Inc. (until 1999-
                               08-27)

   Address of principal executive office:  N27 W24025 Paul Court
                                           Pewaukee, Wisconsin 53072


                      PART II.  RULE 12b-25 (b) AND (c)
                      ---------------------------------

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)






             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             (b)  The subject annual report, semi-annual report,
             transition report on Form 10-K, Form 20-F, Form 11-K,
   [  ]      Form N-SAR or Form N-CSR, or portion thereof, will be
             filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III.  NARRATIVE
                            --------------------

        State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

        The Company is, as the result of regular examinations of certain of its subsidiary banks by state and federal banking regulators, reviewing its provision for loan losses and its allowance for loan losses. The Company is unable to file until such time as the regulators complete their examinations, and the Company completes its internal review and other appropriate procedures.


                         PART IV.  OTHER INFORMATION
                         ---------------------------

        (1) Name and telephone number of person to contact in regard to this notification.

      Donald J. Straka                     (262) 695-6010
   ----------------------------------------------------------------------
        (Name)                        (Area Code)   (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [X] Yes [ ] No






        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company anticipates that there will be a significant increase in the provision for loan losses in the quarterly period ended September 30, 2003 compared to the corresponding period in 2002. The increase in the provision will result in a net loss for the three and nine months ended September 30, 2003. The Company cannot make a reasonable estimate of the change in results of operations at this time as the review necessary to quantify the change is still underway.

                         CIB Marine Bancshares, Inc.
                (Name of registrant as specified in charter)

   Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

   Date      November 17, 2003             By   /s/ Donald Straka
        -----------------------------        ----------------------------
                                                Donald Straka
                                                Senior Vice President,
                                                Chief Legal Officer and
                                                Secretary